SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 19, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF):	Corporate Taxpayer’s ID (CNPJ/MF):
76.535.764/0001-43	02.570.688/0001-70
Company Registry (NIRE): 53 3 0000622-9	Company Registry (NIRE): 53 3 0000581 8

NOTICE TO THE MARKET

Brasil  Telecom  Participações S.A.  (BOVESPA:  BRTP3/BRTP4;  NYSE:  BRP)  and  Brasil  Telecom S.A.  (BOVESPA:  BRTO3/BRTO4;  NYSE:  BTM)  (jointly,  “The  Companies”),  pursuant  to  CVM (Brazilian Securities and Exchange Comission) Instruction 358/02, hereby transcribe the Notice to  The  Market  disclosed  by  their  shareholder,  part of  the  controlling  stake,  Invitel S.A., as follows:

“INVITEL S.A.
Publicly Held Company
CORPORATE TAXPAYER REGISTRATION 02.465.782/0001-60
BOARD OF TRADE 3330016765-0

NOTICE TO THE MARKET

INVITEL S.A.  (“Invitel” or  “Company”)  announces  that, as  widely  broadcasted  by  the  press,  ANATEL (“Agência  Nacional  de  Telecomunicações” - National  Telecommunications  Body),  following a  meeting held on December 18, 2008, approved the acquisition, by Telemar Norte Leste S.A., of the total shares issued by the Company and, in that manner, of the indirect controlling stake of Brasil Telecom S.A. and Brasil Telecom Participações S.A., pursuant to Invitel’s Share Purchase Agreement, celebrated on April 25, 2008.

We will keep the market updated, as soon as we have new information.

Rio de Janeiro, December 19, 2008

INVITEL S.A.

Mariana Sarmento Meneghetti

Investor Relations Officer”

Brasília, December 19, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.